Consolidated Financial Statements

September 30, 2008
(in United States Dollars, unless otherwise stated)

Consolidated Balance Sheets
(Unaudited, in thousands of United States dollars)
	September 30	December 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$4,802	$3,601
Restricted cash	-	108
Receivables
Commodity taxes	15,278	10,240
Trade / other	4,362	1,740
Inventories (Note 6)	55,719	51,586
Prepaids and deposits	3,006	2,250
	83,167	69,525

Deposits on property, plant and equipment	5,978	5,395
Other long-term assets	4,706	192
Mining interests and property, plant and equipment	591,300	572,041
Goodwill	106,799	106,799
	$791,950	$753,952

LIABILITIES
Current
Payables and accruals	$37,894	$17,279
Current portion of long-term debt and capital leases and other long-term obligations (Note 7)	32,904	33,073
	70,798	50,352

Long-term debt and capital leases	2,048	1,334
Other long-term obligations (Note 7)	4,316	-
Asset retirement obligations	3,167	2,991
Employee future benefits (Note 10)	4,273	3,746
Future income taxes	102,634	108,879
	187,236	167,302
SHAREHOLDERS’ EQUITY
Capital stock	718,977	699,512
Contributed surplus	32,490	42,373
Deficit	(153,187)	(161,669)
Accumulated other comprehensive income	6,434	6,434
	604,714	586,650
	$791,950	$753,952

Nature of operations and going concern assumption (Note 1)

Signed on behalf of the Board:	"Signed"	"Signed"
	Fred George, Director	Andre Falzon, Director

See accompanying notes to the unaudited interim consolidated financial statements.	1

Consolidated Statements of Operations and Comprehensive (Loss) / Income
(Unaudited, in thousands of United States dollars except per share data)
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Revenue from mining operations	$48,342	$30,444	$164,260	$112,359

Expenses
Production costs, excluding amortization & depletion	41,220	33,957	104,220	111,111
Refining costs	361	338	1,154	1,184
General and administrative	8,177	5,558	20,771	18,954
Amortization and depletion	11,486	10,372	31,941	36,845
	61,244	50,225	158,086	168,094

(Loss) / earnings before other items	(12,902)	(19,781)	6,174	(55,735)

Interest on long-term debt	(241)	(121)	(1,158)	(3,339)
Foreign exchange gain / (loss)	1,293	(4,887)	4,316	(8,648)
Interest and other income	64	415	237	733
	1,116	(4,593)	3,395	(11,253)

(Loss) / earnings before income taxes	(11,786)	(24,374)	9,569	(66,989)

Future income tax (recovery) / expense	(4,300)	20,461	(1,273)	13,596
Current tax expense	(957)	-	2,360	-
	(5,257)	20,461	1,087	13,596

Net (loss) / earnings and comprehensive (loss) / income	$(6,529)	$(44,835)	$8,482	$(80,585)

Net (loss) / earnings per share (Note 8)
Basic	$(0.05)	$(0.38)	$0.07	$(0.72)
Diluted	$(0.05)	$(0.38)	$0.07	$(0.72)

Weighted average shares outstanding (Note 8)
Basic	119,815,324	117,417,846	118,809,550	111,742,429
Diluted	119,815,324	117,417,846	121,149,669	111,742,429

See accompanying notes to the unaudited interim consolidated financial statements.	2

Consolidated Statements of Cash Flows
(Unaudited, in thousands of United States dollars)
Three months ended September 30			Nine months ended September 30
	2008	2007	2008	2007

OPERATING ACTIVITIES
Net (loss) / earnings	$(6,529)	$(44,835)	$8,482	$(80,585)
Amortization and depletion	11,486	10,372	31,941	36,845
Unrealized foreign exchange loss (gain)	(5,494)	6,076	(5,222)	11,420
Stock option expense, net of forfeitures	1,598	1,253	3,003	5,332
Employee future benefits	230	177	790	(872)
Future income tax expense / (recovery)	(4,300)	20,461	(1,273)	13,596
Other long-term obligations	(332)	-	(1,004)	-
Other long-term assets	174	-	174	-
Change in non-cash operating working capital (Note 9)	10,247	(3,979)	9,085	(22,638)

	7,080	(10,475)	45,976	(36,902)

INVESTING ACTIVITIES
Decrease / (increase) in deposits on property, plant and equipment	544	-	(583)	-
Expenditures on mining interests and property, plant and equipment	(17,433)	(26,173)	(50,438)	(55,671)
	(16,889)	(26,173)	(51,021)	(55,671)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(695)	(588)	(1,923)	(1,901)
Proceeds from long-term debt	5,000	6,471	9,380	12,865
Repayment of long-term debt	(919)	(963)	(8,091)	(124,855)
Proceeds from equity offering	-	(258)	-	170,026
Proceeds from exercise of options	3,010	192	6,772	33,439
	6,396	4,854	6,138	89,574

Net (decrease) / increase in cash and cash equivalents	(3,413)	(31,794)	1,093	(2,999)

Cash and cash equivalents, beginning of period	8,215	32,869	3,709	4,074

Cash and cash equivalents, end of period	$4,802	$1,075	$4,802	$1,075

Cash and cash equivalents is comprised of the following:

Cash	$4,802	$1,075	$4,802	$1,075
Temporary investments	-	-	-	-
	$4,802	$1,075	$4,802	$1,075

See accompanying notes to the unaudited interim consolidated financial statements.	3

Consolidated Statements of Shareholders’ Equity
(Unaudited, in thousands of United States dollars)
	Nine months ended
	September 30, 2008	September 30, 2007

Capital stock
Balance, beginning of period	$699,512	$463,333
For cash pursuant to exercise of stock options	6,772	33,439
Fair value of options exercised	12,693	15,149
Public offering	-	178,120
Share issuance costs	-	(8,094)
Balance, end of period	$718,977	$681,947

Contributed surplus
Balance, beginning of period	$42,373	$71,747
Fair value of options exercised	(12,693)	(15,149)
Forfeitures	(471)	-
Stock option expense	3,281	4,766
Balance, end of period	$32,490	$61,364

Deficit
Balance, beginning of period	$(161,669)	$(60,354)
Net earnings / (loss)	8,482	(80,585)
Balance, end of period	$(153,187)	$(140,939)

Accumulated other comprehensive income	$6,434	$6,434

Total shareholders’ equity	$604,714	$608,806

See accompanying notes to the unaudited interim consolidated financial statements.	4

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

1.         Nature of operations and going concern assumption

Gammon Gold Inc. (the "Company") is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties in Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the New York Stock Exchange (NYSE:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on its ability to raise capital, and the continued successful operation of the Ocampo and El Cubo properties. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.         Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as noted. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

3.         Changes in accounting policies

(i)         Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of major spare parts from supplies inventories to property, plant, and equipment on January 1, 2008. Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii)        Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments. This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments, including a sensitivity analysis for market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company. See Note 14 for further information.

(iii)        Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard did not have any effect on the financial position or performance of the Company. See Note 15 for further information.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

4.         Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)         Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009. The Company does not expect that this Section will have a significant effect on the Company’s financial statements.

(ii)        International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.         Change in estimate

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively. The impact of this change on the Company’s financial results for the six months ended September 30, 2008 was to reduce amortization and depletion by approximately $3.0 million, and to reduce inventories by approximately $0.1 million.

6.         Inventories

	September 30	December 31
	2008	2007
Supplies	$13,525	$14,808
Ore stockpiles	2,813	3,338
Ore in process	38,436	31,869
Finished product	945	1,571
	$55,719	$51,586

During the three months and nine months ended September 30, 2008, the Company recognized $41,220 and $104,220 respectively (three months and nine months ended September 30, 2007 - $33,957 and $111,111 respectively) of inventories as an expense. During the three months and nine months ended September 30, 2008 the Company recognized $4,987 and $5,595 respectively of inventory net realizable valuation adjustments as an expense (three months and nine months ended September 30, 2007 – $8,545 and $20,575 respectively).

7.         Other long-term obligations

During the second quarter of the current fiscal year, the Company entered into an eight year consultancy agreement with a third party, whereby the Company will receive assistance with strategic planning, business development, procurement and authorization of land, employer-employee relations, community and government relations, and environmental regulations. The obligation is non-interest bearing, and has been recorded at fair value using a discount rate of 8%, with payment terms as follows: an initial payment of $1,000 was made on June 1, 2008, and an additional payment of $400 was made in the current quarter. An additional payment of $400 will be made in January 2009, and seven annual payments of $800 will be made in January of each subsequent year. As of September 30, 2008 the total balance outstanding is $4,308 (current portion – $381).

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

8.         Net (loss) / earnings per share

Basic net (loss) / earnings per share is calculated based on the weighted average number of shares outstanding during the three and nine months ended September 30, 2008 of 119,815,324 and 118,809,550, respectively (three and nine months ended September 30, 2007 – 117,417,846 and 111,742,429, respectively). Diluted net earnings / (loss) per share is based on the assumption that options under the stock option plan that have an exercise price greater than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of September 30, 2008, 8,588,760 and 3,217,110 stock options were excluded from the computation of diluted earnings per share for the three and nine month periods ended because their effect would have been anti-dilutive (three and nine months ended September 30, 2007 – 9,287,420).

9.         Supplemental cash flow information

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Change in non-cash working capital:
Receivables	$(2,541)	$495	$(7,732)	$(5,008)
Prepaids and deposits	416	186	67	(491)
Inventories	5,705	(6,767)	(3,865)	(4,522)
Payables and accruals	6,667	2,107	20,615	(12,617)
	$10,247	$(3,979)	$9,085	$(22,638)

Interest paid	$374	$104	$1,570	$4,428
Taxes paid	$135	$-	$1,907	$-

10.         Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. In addition, on September 12, 2008, the Company established a post-retirement benefit plan for a member of senior management. The plan provides for a retirement benefit at age 65, determined as a multiple of the members’ aggregate salary in 2006 and 2007. The discount rate used in the determination of this benefit obligation is 6.25%. All employee future benefit plans are unfunded, and have a measurement dates and actuarial valuation dates of December 31st. For the three and nine months ended September 30, 2008, the Company has recorded $321 and $954 respectively in expenses (three and nine months ended September 30, 2007 - $132 and $881 respectively).

11.         Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.

During the three months ending June 30, 2008, the $13 million claim brought against an inactive subsidiary of the Company, initiated by Rafael Villagomez, a former 50% owner of the shares of El Cubo, was dismissed by the courts of the State of Guanajuato, Mexico.

On July 11, 2008, the claim filed against the Company by Ed J. McKenna was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. Management continues to consider the allegations in the claim to be without merit, and no amount has been accrued in the accounts of the Company.

During the three months ended September 30, 2008, the Company reached a settlement agreement relating to a $12.4 million claim brought against the Company by Midas Fund Inc. Midas agreed to dismiss the claim in exchange for a $200,000 cash payment by the Company.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

12.         Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
(a) Production costs – labour	$8,355	$9,157	$26,007	$25,089
(a) Mining interests – labour	319	637	1,011	1,853
(b) Production costs – consumables	6,704	217	11,166	1,626
(c) Capital assets	94	-	94	24
	$15,472	$10,011	$38,278	$28,592

(a)

The Company pays a third party company related to a director for the provision of workers in Mexico at cost plus 10% (2007 - 13%).

(b)

The Company pays two third party companies related to a director for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

(c)

The Company paid a director, or a third party company related to a director, for the provision and construction of production and support facilities and mineral properties.

As at September 30, 2008, the Company had $2,417 (December 31, 2007 - $1,775) included in payables and accruals representing the amounts owing to these related parties.

13. Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, payables and accruals, long-term debt and capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2(c) to the annual consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, payables and accruals, and long-term debt approximate the carrying value of the assets and liabilities due to the relatively short terms to maturity or due to the borrowing terms being comparable to current market terms for similar liabilities.

14. Financial risk management

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Market risk

(i)     Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The Company does not actively hedge this exposure.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

(ii)    Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the three months ended September 30, 2008, equity and net earnings would have decreased by $31 ($111 for the nine months ended September 30, 2008), arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis point decrease in interest rates would have had the equal but opposite effect).

(iii)   Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican Pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

At September 30, 2008, the Company’s exposure to foreign currency exchange risk was as follows:

	CAD	MXN
Cash and cash equivalents	$34	2,411
Receivables	625	174,334
Payables and accruals	(3,528)	(189,447)
Long-term debt and capital leases	(6)	(1,654)
Future income tax liabilities	(68,248)	(419,681)
Net balance sheet exposure	$(71,123)	(434,037)

A 10% weakening of these currencies against the US dollar at September 30th would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant (a 10% strengthening would have had the equal but opposite effect).

Equity / earnings
CAD	$6,078
MXN	3,595

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a $60 million revolving credit facility which expires on December 31, 2008, of which $31.88 million was drawn at September 30, 2008.

Advanced negotiations are presently underway with the Company’s existing Financiers to restructure and extend the current debt facility. Preliminary terms and conditions, although subject to possible change, have been discussed with the Financiers and are incorporated in the Banks’ loan evaluation approval assessment that is currently being presented through the Banks’ credit review and approval processes. Any inability to restructure and extend this facility would significantly impact the Company’s ability to fund anticipated working capital requirements and growth plans in 2008 and 2009.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$37,894	$(38,894)	$(38,894)	$-	$-	$-	$-
Long-term debt and capital leases	34,571	(35,305)	(33,590)	(872)	(602)	(241)	-
Other long-term liabilities	4,308	(6,000)	(400)	-	(800)	(2,400)	(2,400)

	$76,773	$(80,199)	$(72,884)	$(872)	$(1,402)	$(2,641)	$(2,400)

15.         Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current quarter.

The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at September 30, 2008, the ratio of gross debt to total equity was 5.72% (December 31, 2007 – 5.86%), calculated as follows:

	September 30, 2008	December 31, 2007
Current portion of long-term debt	$32,523	$33,073
Long-term debt	2,048	1,334
Gross debt	34,571	34,407

Shareholders’ equity	$604,714	$586,650

Gross debt / Shareholders’ equity	5.72%	5.86%

16.         Interest and other income and expenses

For the three months ended September 30, 2008, the Company incurred $241 (three months ended September 30, 2007 - $121) in interest expense on financial liabilities recorded at amortized cost. For the nine months ended September 30, 2008, the Company incurred $1,158 (nine months ended September 30, 2008 - $3,339) in interest expense on financial liabilities recorded at amortized cost.

During the three and nine months ended September 30, 2008, the Company recognized an increase in the allowance for doubtful accounts related to commodity taxes receivable of $21 and $233 respectively (three and nine months ended September 30, 2007 - $Nil).

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

17.         Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results and capital expenditures by segment:

	Three months ended September 30, 2008
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$36,490	$11,852	$-	$48,342
Production costs	29,145	12,075	-	41,220
Refining costs	258	103	-	361
General and administrative	3,251	669	4,257	8,177
Amortization and depletion	8,023	3,437	26	11,486
	40,677	16,284	4,283	61,244
Earnings / (loss) before other items	$(4,187)	$(4,432)	$(4,283)	$(12,902)
Expenditures related to mining interests and property, plant and equipment	$11,336	$6,084	$13	$17,433

	Three months ended September 30, 2007
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$20,106	$10,338	$-	$30,444
Production costs	24,036	9,921	-	33,957
Refining costs	223	115	-	338
General and administrative	1,026	168	4,364	5,558
Amortization and depletion	6,584	3,767	21	10,372
	31,869	13,971	4,385	50,225
Loss before other items	$(11,763)	$(3,633)	$(4,385)	$(19,781)
Expenditures related to mining interests and property, plant and equipment	$21,876	$4,256	$41	$26,173

	Nine months ended September 30, 2008
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$117,801	$46,459	$-	$164,260
Production costs	70,055	34,165	-	104,220
Refining costs	779	375	-	1,154
General and administrative	7,081	1,761	11,929	20,771
Amortization and depletion	20,948	10,922	71	31,941
	98,863	47,223	12,000	158,086
Earnings / (loss) before other items	$18,938	$(764)	$(12,000)	$6,174
Expenditures related to mining interests and property, plant and equipment	$38,244	$12,010	$184	$50,438

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

	Nine months ended September 30, 2007
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$80,148	$32,210	$-	$112,359
Production costs	85,489	25,621	-	111,111
Refining costs	835	349	-	1,184
General and administrative	2,797	531	15,625	18,954
Amortization and depletion	22,603	14,185	58	36,845
	11,724	40,686	15,684	168,094
Loss before other items	$(31,575)	$(8,476)	$(15,684)	$(55,735)
Expenditures related to mining interests and property, plant and equipment	$43,804	$11,801	$66	$55,671

The following are the total assets by segment:
	Ocampo	El Cubo	Other	Total
Total assets as at September 30, 2008	$407,642	$382,098	$2,209	$791,949
Total assets as at December 31, 2007	$379,285	$373,044	$1,623	$753,952

All goodwill included on the balance sheet relates to the El Cubo operating segment.

18.         Comparative figures

Certain of the comparative figures for the prior periods have been reclassified to conform with the financial statement presentation adopted for September 30, 2008.

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